UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021253

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SEC FILE NUMBER
8-47377

RECEIVED APR - 2 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

owR Equity Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Raritan Road
(No. and Street)

Oakland	New Jersey	07436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Wertlieb — (201) 651-7700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP
(Name — *if individual, state last, first, middle name*)

310 Passaic Avenue	Fairfield	New Jersey	07004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Frederick J. Wertlieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of owR Equity Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JUNE B. WERTLIEB
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 7, 2007

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- EXEMPT (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- EXEMPT (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- EXEMPT (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Limited business (mutual funds and/or variable products only)

** Exempt - under $500,000 of gross revenues (no longer required)

Financial Statements

owR EQUITY CORP.

owR EQUITY CORP.
YEAR ENDED
DECEMBER 31, 2001

CONTENTS

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

E. M. Leaf
D. J. Saltzman
A. D. Manganelli
K. Pfeil
M. H. Tendler
F. D. Lawson
N. DiMaio
M. A. Fortunato
L. Miele
P. K. Engel
S. D. Hagaman
L. R. Leaf
W. F. Murphy
D. G. Riffel, Jr.

INDEPENDENT AUDITORS' REPORT

owR Equity Corp.

To The Stockholder and Board of Directors

We have audited the accompanying balance sheet of owR Equity Corp. as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of owR Equity Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

Certified Public Accountants

Fairfield, New Jersey
January 30, 2002

310 Passaic Avenue · Fairfield, New Jersey 07004 (973) 808-9500 · (212) 677-5700 · Fax (973) 808-9630

owR EQUITY CORP.
BALANCE SHEET
AT
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash	$	10,853
Accounts receivable		658
Total Current Assets		11,511
Investment in securities		33,100
Prepaid income taxes		5,288
	$	49,899

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's Equity		
Common stock - no par value		
1,000 shares authorized, 100 shares issued and outstanding	$	10,000
Retained earnings		39,899
Total Stockholder's Equity	$	49,899

The independent auditors' report and the accompanying notes are an integral part of these financial statements.

owR EQUITY CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Income	$ 166,284
Operating Expenses	
Commission expense	94,164
Licenses and fees	6,611
Professional fees	12,303
Insurance	3,962
Overhead expense	20,000
Miscellaneous expenses	879
Depreciation	3,350
Total Operating Expenses	141,269
Net income before provision for income taxes	25,015
Provision for income taxes - current	700
Net income	24,315
Retained earnings - beginning	31,524
Less: distributions to shareholder	(15,940)
Retained earnings - end	$ 39,899

The independent auditors' report and the accompanying notes are an integral part of these financial statements.

owR EQUITY CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net income	$ 24,315
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities	
Depreciation expense	3,350
Decrease in accounts receivable	17
Increase in prepaid income taxes	(5,288)
Decrease in accounts payable	(108)
Decrease in income taxes payable	(5,100)
Total Adjustments	(7,129)
Net Cash Provided By Operating Activities	17,186
Cash Flows From Investing Activities	
Acquisition of equipment	(3,350)
Cash Flows From Financing Activities	
Distributions to shareholder	(15,940)
Net decrease in cash	(2,104)
Cash - beginning	12,957
Cash - end	$ 10,853

The independent auditors' report and the accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The Company acts as a broker selling variable life insurance or variable products, acting as an agent between insurance companies and a broker-dealer. While the Company may do some retail insurance and annuity business, this aspect of the Company's business approximates only 5% of its sales.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Equipment Acquisition and Depreciation Expense

Equipment is expensed during the year of acquisition to the limits permitted by IRC Section 179. Acquisitions that are not directly expensed during the year due to limitations are depreciated under the double-declining method over lives provided by the Internal Revenue Service. Generally accepted accounting principles (GAAP) require depreciation to be realized over the estimated useful life of the assets; however, given the immaterial amount of the Company's equipment acquisition, the Company's policy of expensing equipment acquisitions does not differ materially from GAAP.

Income Tax Status

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. In addition, the shareholder has elected to treat the Company as an S corporation for state income tax purposes, which has significantly reduced the provision for and liability of state income taxes.

A deferred state tax liability created by temporary differences existing between the financial and tax bases has not been recognized because of its immateriality. The temporary differences arise from the Company's cash basis tax filing.

Note 2 – Related Party Relationship and Transactions

A related party provides the Company with certain overhead at either no cost, or, as is the case with rent expense, at a discounted amount. An estimate of the cost savings provided by the Company's relationship with the related party cannot be determined.

Overhead expense charged by the related party amounted to $20,000 during the year.

Note 3 – Concentration Of Credit Risk Of Cash

The Company maintains a cash balance at a commercial bank. Such balances are insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2001, cash balances did not exceed federally insured limits.

Note 4 – Major Customers

At December 31, 2001, 100% of the accounts receivable balance is due from one customer.

Note 5 – Investment in Securities

The Company's investment in securities is presented at cost because the Company is subject to certain restrictions on transferring these securities that include limiting the amount that the securities can be sold for to original cost. The securities are issued by a single entity and are not presently publicly-traded.

Leaf, Saltzman, Manganelli, Pfeil & Tendler, P.A.
Certified Public Accountants

310 Passaic Ave., ✦ Fairfield, NJ 07004 ✦ (201) 808-9500 ✦ (212) 677-5700 ✦ FAX (201) 808-9630

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER OWR EQUITY CORP. as of December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 49,899
2.	Deduct ownership equity not allowable for Net Capital		( )
3.	Total ownership equity qualified for Net Capital		49,899
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		$ 49,899
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 38,388	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		
	D. Other deductions and/or charges		(38,388)
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		$ 11,511
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	$	
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		( )
10.	Net Capital		$ 11,511

OMIT PENNIES

There are no material differences between the net capital as reconciled above and reported by owR Equity Corp. on the year end FOCUS Report.

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

E. M. Leaf
D. J. Saltzman
A. D. Manganelli
K. Pfeil
M. H. Tendler
F. D. Lawson
N. DiMaio
M. A. Fortunato
L. Miele
P. K. Engel
S. D. Hagaman
L. R. Leaf
W. F. Murphy
D. G. Riffel, Jr.

STATEMENTS PURSUANT TO RULE 17a-5
(Items h, i, m and n in annual report enclosed)

1) **owR Equity Corp. is exempt under 15c3-3 since it transacts limited business only in mutual funds and/or variable products.**

2) **A copy of the SIPC Supplemental Report is no longer required.**

3) **We have not found any material inadequacies in the books and records of owR Equity Corp. for the year ended December 31, 2001.**

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

310 Passaic Avenue · Fairfield, New Jersey 07004 (973) 808-9500 · (212) 677-5700 · Fax (973) 808-9630